650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES
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VIA EDGAR AND ELECTRONIC SECURE TRANSFER
THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE COMMISSION’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission	FOIA Confidential Treatment Request
Division of Corporation Finance	Under 17 C.F.R. §200.83
Office of Real Estate & Construction
100 F. Street, N.E.
Washington, D.C. 20549-0405
Attention: Mr. Jeffrey Lewis, Mr. Robert Telewicz, Mr. Ruairi Regan and Mr. James Lopez
Re:      Net Lease Office Properties
Draft Registration Statement on Form 10
Submitted November 14, 2022
CIK No. 0001952976
To the addressees set forth above:
On behalf of our client, Net Lease Office Properties (the “Company”), a Maryland real estate investment trust and a wholly owned subsidiary of W. P. Carey Inc. (“WPC”), we respectfully acknowledge the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated December 11, 2022, with respect to the Draft Registration Statement on Form 10 (the “Registration Statement”), which was initially submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on November 14, 2022 (the “Draft Submission”).

June 23, 2023

We are submitting this letter via EDGAR, and the Company intends to confidentially submit an amended Registration Statement on Form 10, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comments (the “Amended Registration Statement”).
For ease of review, we have set forth below, in italics, each of the numbered comments in the Staff’s letter, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement and all references to page numbers in such responses are to page numbers in Exhibit 99.1 of the Amended Registration Statement.
Draft Registration Statement on Form 10 - Exhibit 99.1
Summary, page 1
1.Please revise page 2 and where appropriate to clarify how you define the term “unencumbered,” as compared to unleveraged.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii and 82 of Exhibit 99.1 of the Amended Registration Statement, including the replacement of the term “unleveraged” with “unencumbered.”
The Separation and the Distribution
Separation and Distribution Agreement, page 50
2.We note your disclosure that the Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of you and WPC as part of the Separation. Please expand your disclosure to identify and quantify the material liabilities and obligations to be allocated pursuant to your Separation and Distribution Agreement and related agreements. In addition, please revise to briefly describe these liabilities and obligations in the summary.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13, 54 and 55 of Exhibit 99.1 of the Amended Registration Statement. The Company intends to further revise the disclosure in a subsequent filing once additional details are known.
3.We note your disclosure on page 52 that the Separation and Distribution Agreement will contain provisions that govern your and WPC’s responsibility for costs and expenses incurred prior to the Distribution Date in connection with the Separation and the Distribution. Please quantify the anticipated costs in connection with the spin-off and describe how these costs will be allocated. Please also revise your summary disclosure to briefly describe these arrangements.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 57 of Exhibit 99.1 of the Amended Registration
CONFIDENTIAL TREATMENT REQUESTED BY
NET LEASE OFFICE PROPERTIES

June 23, 2023

Statement. The Company intends to further revise the disclosure in a subsequent filing once additional details are known.
Tax Matters Agreement, page 54
4.Please expand your disclosure here or elsewhere in the filing to discuss the material terms of the tax matters agreement.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 69 of Exhibit 99.1 of the Amended Registration Statement. The Company intends to further revise the disclosure in a subsequent filing once additional details are known.
Management’s Discussion and Analysis, page 69
5.We note the statement on page 75 regarding the positive impact on rent collections as “businesses recovered from the effects of the COVID-19 pandemic.” However, you do not clarify whether or how the COVID-19 pandemic has materially impacted the results of operations. We also note the discussion on page 24 of potential impacts of increasing remote work practices on your results of operations. Please revise Management's Discussion and Analysis to describe known material trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Additionally, we note the statement in the letter to stockholders that the spinoff is expected to allow NLO to “better assess the distinctive merits, performance and future prospects” of the office properties business as compared to the business of WPC. What are the merits, performance measures and future prospects of the office properties business? In addition to the COVID-19 pandemic and remote work trends, it is unclear to what extent increased interest rates have had or you reasonably expect will have a material impact on your results of operations. With a view to disclosure, advise us of the key performance indicators management uses to manage the business. Please revise accordingly. Refer to Item 303(a) of Regulation S-K and Release No. 33-8350.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25, 26 and 76 of Exhibit 99.1 of the Amended Registration Statement.
As described in the Amended Registration Statement, the Company does not believe that that the COVID-19 pandemic, or the trend towards remote work environments, have yet materially impacted the Company’s portfolio or its results of operations, as the rent collections for the Company’s portfolio were nearly 100% throughout the COVID-19 pandemic and have remained at such levels thereafter. However, the long-term effects of the trend toward remote work environments remain an uncertainty as to the overall results of operations for the Company if such trend will continue in the future.
CONFIDENTIAL TREATMENT REQUESTED BY
NET LEASE OFFICE PROPERTIES

June 23, 2023

Similarly, with respect to increased interest rates, the Company does expect interest rates to have a material impact on its results of operations, including its impacts on the Company’s debt-related expenses in the future, as well as its potential adverse impacts in the future on its ability to re-lease properties or for tenants to continue to pay rent, as further described on pages 26, 76 and 85 of Exhibit 99.1 of the Amended Registration Statement. The Company also intends to further revise the disclosure in a subsequent filing once additional details regarding the Company’s debt financing are known.
With respect the Company’s key performance indicators, the Company’s management intends to monitor and consider Funds From Operations (“FFO”) and Adjusted Funds From Operations (“AFFO”) to be its key performance indicators, which it believes are the performance measures that are most reflective of its performance, as is typical for a real estate investment trust, including for the reasons described on pages 83 and 84 of Exhibit 99.1 of the Amended Registration Statement.
6.Please revise the portfolio table on page 71 to include annual changes to ABR, number of properties, total square footage and other material metrics, or advise us why you believe the disclosure is not material.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Amended Registration Statement.
Liquidity and Capital Resources, page 75
7.We note that you expect to enter into the NLO Credit Facility and it appears that you will disclose the amount to be available under this facility. Please advise us if the terms of the revolving credit facility will be finalized and disclosed prior to the Distribution. As examples of terms to be disclosed, please clarify amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss the extent to which financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.
Response: The Company respectfully acknowledges the Staff’s comment and intends to disclose the terms of the NLO Credit Facility prior to the Distribution in a subsequent filing, once such information becomes available. In connection with that disclosure, the Company also intends to discuss the extent to which financial covenants may restrict its ability to incur additional debt to finance uses in the next 12 months, if applicable.
Financial Statements Net Least Office Properties Predecessor
Note 13. Subsequent Events, page F-26
8.Please tell us whether the eight properties acquired by the Net Lease Office Properties Predecessor are significant to the Predecessor in accordance with Rule 3-14 of Regulation S-X and provide the related financial statements if applicable. In your response please tell us the investment in each property used to calculate significance.
CONFIDENTIAL TREATMENT REQUESTED BY
NET LEASE OFFICE PROPERTIES

June 23, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has provided the requested information in Exhibit A hereto. The Company respectfully advises the Staff that, as of the date of the filing of the Amended Registration Statement, the number of properties acquired by the Net Lease Office Properties Predecessor increased from eight to nine properties, which is reflected both in the information contained in this letter and the Amended Registration Statement. Based on these calculations, the Company has determined that the nine properties were not significant to the Predecessor in accordance with Rule 3-14.
General
9.We note your disclosure on page 37 that the terms of your key agreements and the agreements related to your separation from WPC, including the separation and advisory agreements, may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties. Please revise the background, Certain Relationships or where appropriate to explain how it was decided to explore the separation of the office assets business into a newly created and separately traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the ancillary agreements, and the amounts under the NLO Credit Facility that are expected to be distributed to WPC in accordance with the Separation and Distribution Agreement.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 52 of Exhibit 99.1 of the Amended Registration Statement. The Company also intends to further revise the disclosure in a subsequent filing once additional details regarding the material terms are finalized.
10.We note multiple sections of your disclosure regarding your management including the terms of your advisory agreements, asset management fees, management and principal shareholder disclosure is yet to be provided. We may have further comment following the review of such disclosure.
Response: The Company respectfully acknowledges the Staff’s comment and intends to provide such information in a subsequent filing once additional details are known.
11.Please disclose where appropriate when you will elect to be treated as a REIT.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 43, 73, 90 and 121 of Exhibit 99.1 of the Amended Registration Statement..

* * *

CONFIDENTIAL TREATMENT REQUESTED BY
NET LEASE OFFICE PROPERTIES

June 23, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8050 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Best regards,

/s/ Darren J. Guttenberg
Darren J. Guttenberg
of LATHAM & WATKINS LLP

cc:       Net Lease Office Properties
John J. Park, President
ToniAnn Sanzone, Treasurer
Susan C. Hyde, Secretary
Latham & Watkins LLP
Julian Kleindorfer, Esq.
William Cernius, Esq.
Michael Haas, Esq.
CONFIDENTIAL TREATMENT REQUESTED BY
NET LEASE OFFICE PROPERTIES

EXHIBIT A
[***]
CONFIDENTIAL TREATMENT REQUESTED BY
NET LEASE OFFICE PROPERTIES